UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: November 8, 2012

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Corporation dated November 8, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 8, 2012	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION

REPORTS THIRD QUARTER RESULTS

Highlights

•	Third quarter 2012 total cash flow from vessel operations of $191.6 million, up 11 percent from the same period of the prior year.

•

Third quarter 2012 adjusted net loss attributable to stockholders of Teekay of $20.0 million, or $0.29 per share (excluding specific items which increased GAAP net loss by $0.3 million, or $0.00 per share).

•	Agreed to sell the Voyageur Spirit FPSO to Teekay Offshore for $540 million; transaction expected to be completed in December 2012.

•	Cidade de Itajai FPSO sea trials underway; expected to leave shipyard for Brazil in mid-November 2012.

•	Total consolidated liquidity of approximately $2.0 billion as at September 30, 2012, pro forma for Teekay Corporation’s October 2012 US $123 million Norwegian bond offering.

Hamilton, Bermuda, November 8, 2012—Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $20.0 million, or $0.29 per share, for the quarter ended September 30, 2012, compared to an adjusted net loss attributable to stockholders of Teekay of $40.6 million, or $0.58 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $0.3 million, or $0.00 per share, for the three months ended September 30, 2012 and increasing GAAP net loss by $250.6 million, or $3.62 per share, for the three months ended September 30, 2011, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to stockholders of Teekay of $20.3 million, or $0.29 per share, for the quarter ended September 30, 2012, compared to net loss attributable to stockholders of Teekay of $291.2 million, or $4.20 per share, for the same period of the prior year. Net revenues(2) for the third quarter of 2012 were $433.9 million, compared to $428.5 million for the same period of the prior year.

For the nine months ended September 30, 2012, the Company reported an adjusted net loss attributable to stockholders of Teekay(1) of $57.8 million, or $0.84 per share, compared to an adjusted net loss attributable to stockholders of Teekay of $104.7 million, or $1.48 per share, for the nine months ended September 30, 2011. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $8.7 million, or $0.12 per share, for the nine months ended September 30, 2012 and increasing GAAP net loss by $312.6 million, or $4.42 per share, for the nine months ended September 30, 2011, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, a net loss attributable to stockholders of Teekay of $66.5 million, or $0.96 per share, for the nine months ended September 30, 2012, compared to a net loss attributable to stockholders of Teekay of $417.3 million, or $5.90 per share, for the nine months ended September 30, 2011. Net revenues(2) for the nine months ended September 30, 2012 were $1,333.5 million, compared to $1,304.4 million for the same period of the prior year.

On October 5, 2012, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended September 30, 2012. The cash dividend was paid on October 26, 2012, to all shareholders of record on October 17, 2012.

(1)	Adjusted net (loss) income attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

“During the third quarter, we continued to make progress on executing on our multiple projects, most notably the completion of upgrades to the Voyageur Spirit FPSO,” commented Peter Evensen, Teekay Corporation’s Chief Executive Officer. “The Voyageur Spirit arrived at the Huntington Field in early October, and the sale of this FPSO unit to Teekay Offshore is expected to be completed shortly after production start-up which is expected to occur in mid-December 2012. Factoring the approximately $130 million of capital upgrade payments funded by Teekay, the assumption of Sevan’s $230 million debt facility secured by the Voyageur Spirit and payments to Sevan bondholders, Teekay Offshore’s $540 million purchase price will be approximately $90 million above Teekay Parent’s acquisition cost.”

Mr. Evensen continued, “The Cidade de Itajai FPSO conversion project experienced a two-month delay to its delivery from the shipyard which has no material financial impact to Teekay. The FPSO unit is expected to leave the shipyard in mid-November destined for offshore Brazil where it will begin preparations for its nine-year contract with Petrobras during the first quarter of 2013. In October, the Petrojarl Knarr FPSO hull was completed and launched and installation of the topside processing equipment and turret is underway. The Petrojarl Knarr FPSO is expected to achieve first oil on its North Sea field in the first half of 2014. Construction on Teekay Offshore’s newbuilding shuttle tankers is also proceeding on schedule with steel cutting initiated on three of the four vessels, which are expected to deliver in mid- to late-2013. Finally, repairs on the Petrojarl Banff FPSO are underway, with all long lead-time items ordered and the unit on track for re-installation on the field in the fourth quarter of 2013.”

“Operationally, we have made progress on our cost-savings initiatives including, the contractual redelivery of in-chartered conventional tankers and the establishment of our new ship management subsidiary, Teekay Marine Ltd.,” Mr. Evensen continued. “All employees and systems have now been transferred into our subsidiary, Teekay Marine Ltd. and the transfer of technical management for Teekay’s conventional tanker fleet to Teekay Marine was completed in September. Also in September, we commenced a reorganization of our onshore shuttle tanker operations, which is expected to provide additional cost savings upon completion in mid-2013.”

- more -

Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended September 30, 2012
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	203,731	97,863	43,912	126,354	(37,997)	433,863

Vessel operating expense	70,767	21,992	23,529	66,293	—	182,581
Time-charter hire expense	14,910	—	804	49,014	(37,342)	27,386
Depreciation and amortization	47,768	24,570	17,896	22,522	—	112,756

CFVO—Consolidated(1)(2)(3)	95,528	71,178	16,252	(29,170)	—	153,788
CFVO—Equity Investments(4)	—	40,550	—	(2,750)	—	37,800
CFVO—Total	95,528	111,728	16,252	(31,920)	—	191,588

	Three Months Ended September 30, 2011
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	208,804	96,949	28,966	152,625	(58,833)	428,511

Vessel operating expense	71,641	22,366	10,908	67,457	—	172,372
Time-charter hire expense	18,620	—	1,610	86,036	(58,833)	47,433
Depreciation and amortization	46,905	23,032	10,797	27,012	—	107,746

CFVO—Consolidated(1)(2)(3)	105,227	70,402	14,521	(32,736)	—	157,414
CFVO—Equity Investments(4)	—	15,202	—	348	—	15,550
CFVO—Total	105,227	85,604	14,521	(32,388)	—	172,964

(1)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix B and Appendix C of this release and see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Excludes CFVO relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.
(3)	In addition to CFVO from directly owned vessels, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended September 30, 2012 and 2011, Teekay Parent received daughter company dividends and distributions totaling $38.0 million and $34.9 million, respectively. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(4)	CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. Please refer to Appendix B of this release and see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 39 shuttle tankers (including four chartered-in vessels and four newbuildings under construction), three floating, production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and nine conventional oil tankers, in which its interests range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities. Teekay Parent currently owns a 29.4 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).

For the third quarter of 2012, Teekay Offshore’s quarterly distribution was $0.5125 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totals $14.6 million for the third quarter of 2012, as detailed in Appendix D to this release.

Cash flow from vessel operations from Teekay Offshore decreased to $95.5 million in the third quarter of 2012, from $105.2 million in the same period of the prior year. This decrease was primarily due to the sale of two conventional tankers and the lay-up of two conventional tankers during the past four quarters following expiry of their time-charter contracts, and the dry-docking of the Navion Saga FSO during a portion of the third quarter of 2012. This was partially offset by a full quarter contribution from the Scott Spirit shuttle tanker newbuilding that delivered in the fourth quarter of 2011, the acquisition of the Piranema Spirit FPSO unit on November 30, 2011, decreases in time-charter hire expense due to the redelivery of one in-chartered vessel in the fourth quarter of 2011, and lower vessel operating costs due to lower repairs, maintenance and crewing costs and the lay-up of the Navion Torinita shuttle tanker commencing in the second quarter of 2012 upon expiration of its charter.

In September 2012, Teekay Offshore completed a public equity offering of 7.8 million common units (including 0.4 million units issued upon exercise of the underwriters’ overallotment option), raising net proceeds of $211.5 million (including the general partners’ contribution). Net proceeds will be used to partially finance the $540 million acquisition by Teekay Offshore from Teekay of the Voyageur Spirit FPSO, which is expected to occur in mid-December following start-up on the Huntington Field in the North Sea. The 2009-built Voyageur Spirit will operate under a five-year time-charter contract with E.ON which includes certain extension options.

In July 2012, Teekay Offshore sold 1.7 million common units in a private placement for net proceeds of $45.9 million (including the general partners’ contribution), which will be used to partially finance the shipyard installments relating to four newbuilding shuttle tankers being constructed by Samsung Heavy Industries, for a total delivered cost of approximately $470 million. Upon their scheduled deliveries in mid- to late-2013, the vessels will commence operations under 10-year time-charter contracts, which include certain contract extension and vessel purchase options, with a subsidiary of BG Group plc to provide shuttle tanker services in Brazil.

In July 2012, Teekay Offshore sold a 1992-built shuttle tanker, the Navion Fennia, to a third party buyer for net proceeds of $7.0 million.

Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its current fleet of 27 LNG carriers, five LPG carriers and 11 conventional tankers, in which Teekay LNG’s interests range from 33 to 100 percent. Teekay Parent currently owns a 37.5 percent interest in Teekay LNG (including the 2 percent sole general partner interest).

For the third quarter of 2012, Teekay LNG’s quarterly distribution was $0.675 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totals $23.0 million for the third quarter of 2012, as detailed in Appendix D to this release.

Including cash flows from equity-accounted vessels, Teekay LNG’s total cash flow from vessel operations increased to $111.7 million in the third quarter of 2012, from $85.6 million in the same period of the prior year. This increase was primarily due to the acquisition of a 52 percent interest in six LNG carriers from A.P. Moller-Maersk in February 2012 (the MALT LNG Carriers), the acquisition of a 33 percent interest in the four Angola LNG carriers from Teekay between August 2011 and January 2012, and the acquisition of newbuilding Multigas/LPG carriers in September and October of 2011.

- more -

In September 2012, Teekay LNG completed a public equity offering of 4.8 million common units (including 0.2 million units issued upon exercise of the underwriters’ overallotment option), raising net proceeds of $182.2 million (including the general partners’ contribution). Net proceeds have been used for general corporate purposes and to reduce amounts outstanding under Teekay LNG’s revolving credit facilities, which may be withdrawn to finance future newbuilding deliveries or vessel acquisitions.

Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 29 vessels, including 12 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three MR product tankers, and a 50 percent interest in a Very Large Crude Carrier (VLCC) newbuilding scheduled to deliver in April 2013. In addition, Teekay Tankers currently time-charters in one Aframax tanker and has invested $115 million in first-priority mortgage loans secured by two 2010-built VLCCs, which loans yield an annualized fixed-rate return of 10 percent. Of the 29 vessels currently in operation, 15 are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in Teekay’s spot tanker pools. Based on its current ownership of Class A common stock and its ownership of 100 percent of the outstanding Teekay Tankers Class B stock, Teekay Parent currently owns a 25.1 percent economic interest in and has voting control of Teekay Tankers.

On November 7, 2012, Teekay Tankers declared a third quarter 2012 dividend of $0.02 per share which will be paid November 26, 2012 to all shareholders of record on November 19, 2012. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend to be paid to Teekay Parent will total $0.4 million for the third quarter of 2012.

In the third quarter of 2012, cash flow from vessel operations from Teekay Tankers increased to $16.3 million from $14.5 million in the same period of the prior year, primarily due to the contribution from 13 vessels acquired from Teekay Corporation in June 2012, partially offset by the expiration of certain time-charter contracts, and subsequent renegotiation at lower tanker rates, over the course of the past year.

Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns several vessels, which, as at November 1, 2012, included four conventional Suezmax tankers and four FPSO units. In addition, Teekay Parent currently has one newbuilding FPSO unit under construction, owns a 50 percent interest in an FPSO unit currently under conversion, and has agreed to acquire one FPSO unit later in 2012 and resell this unit to Teekay Offshore following commencement of its time-charter contract. As at November 1, 2012, Teekay Parent also had 14 chartered-in conventional tankers (including seven vessels owned by its subsidiaries), two chartered-in LNG carriers owned by Teekay LNG, and two chartered-in shuttle tankers and two chartered-in FSOs owned by Teekay Offshore.

For the third quarter of 2012, Teekay Parent generated negative cash flow from vessel operations of $31.9 million, compared to negative cash flow from vessel operations of $32.4 million in the same period of the prior year. The relative increase in cash flow is due to lower time-charter hire expense as a result of the redelivery of time-chartered in vessels during the past year and the acquisition of the Hummingbird Spirit FPSO in November 2011, partially offset by the sale of the 13 conventional tankers to Teekay Tankers in June 2012, the Petrojarl Banff FPSO being off-hire since its December 2011 storm-related incident and a planned maintenance shut-down on the Foinaven FPSO during the third quarter of 2012.

In the third quarter of 2012, Teekay Parent sold its 40 percent interest in the Ikdam FPSO to a third party resulting in a gain of $10.8 million.

In early October 2012, Teekay Parent issued in the Norwegian bond market NOK 700 million in senior unsecured bonds that mature in October 2015. The aggregate principal amount of the bonds is equivalent to approximately USD 123 million and all interest and principal payments were swapped into USD at a fixed rate of 5.5 percent. The proceeds from the bond issuance have been used to reduce amounts outstanding under Teekay Parent’s revolving credit facilities and for general corporate purposes. Teekay Parent is applying to list the bonds on the Oslo Stock Exchange.

In late October 2012, Teekay Parent received notification from Statoil ASA that commercial services of the Petrojarl I FPSO will no longer be required on the Glitne field in the North Sea beyond April 2013. The Petrojarl I has been servicing Statoil at the Glitne field since August 2001. Teekay Parent is currently reviewing redeployment opportunities for the Petrojarl I upon completion of the charter with Statoil.

- more -

Fleet List

The following table summarizes Teekay’s consolidated fleet of 147 vessels as at November 1, 2012, including chartered-in vessels and vessels under construction/conversion but excluding vessels managed for third parties:

	Number of Vessels (1)
	Owned Vessels	Chartered-in Vessels	Newbuildings / Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	6	—	6
Suezmax Tankers (4)	4	—	—	4
MR Product Tankers	—	1	—	1
FPSO Units (5)	4	—	3	7

Total Teekay Parent Fleet	8	7	3	18

Teekay Offshore Fleet	48	4	4	56

Teekay LNG Fleet	43	—		43

Teekay Tankers Fleet	28	1	1	30

Total Teekay Consolidated Fleet	127	12	8	147

(1)	Ownership interests in these vessels range from 33 percent to 100 percent. Excludes vessels managed on behalf of third parties.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers and two FSOs chartered-in from Teekay Offshore.
(4)	Excludes five Aframax tankers chartered-in from Teekay Offshore and two Suezmax tankers chartered-in from Teekay Tankers.
(5)	Includes one FPSO unit, the Voyageur Spirit, that for accounting purposes is a variable interest entity (VIE) whereby Teekay is the primary beneficiary. As a result, the Company has consolidated the VIE even though the Company does not expect to acquire the FPSO unit until December 2012.

- more -

Liquidity and Capital Expenditures

As at September 30, 2012, Teekay had consolidated liquidity of $1.9 billion (consisting of $586.9 million cash and cash equivalents and $1,322.0 million of undrawn revolving credit facilities), of which $397.9 million of liquidity (consisting of $262.9 million cash and cash equivalents and $135.0 million of undrawn revolving credit facilities) is attributable to Teekay Parent. Giving pro forma effect for the NOK 700 million (approximately USD 123 million equivalent) of proceeds from Teekay Parent’s senior unsecured Norwegian bond issuance completed in early October 2012, Teekay had total consolidated liquidity of approximately $2.0 billion as at September 30, 2012, of which $520.9 million was attributable to Teekay Parent.

The following table provides the Company’s remaining capital commitments relating to its portion of acquisitions, newbuildings and conversions and related total financing completed as at September 30, 2012:

(in millions)	2012	2013	2014	Total	Amount Financed to Date
Teekay Offshore (1)	$45	$323	—	$368	—
Teekay LNG	—	—	—	—	—
Teekay Tankers (2)	$10	$27	—	$37	$34
Teekay Parent (3)	$284	$56	$343	$683	$237	(4)

Total Teekay Corporation Consolidated	$339	$406	$343	$1,088	$271	(4)

(1)	Includes capital expenditures related to four newbuilding shuttle tankers.
(2)	Includes remaining capital expenditures related to Teekay Tankers’ 50 percent interest in the Wah Kwong VLCC Newbuilding.
(3)	Includes remaining capital expenditures related to the Knarr FPSO newbuilding, the upgrade and acquisition by Teekay from Sevan of the Voyageur Spirit FPSO unit (net of the existing $230 million debt facility which Teekay Parent will assume as part of the acquisition and is currently accounted for on Teekay Parent’s Balance Sheet as the Voyageur Spirit is deemed a variable interest entity) and Teekay Parent’s 50 percent interest in the Cidade de Itajai FPSO unit.
(4)	Includes a firm commitment to upsize the Voyageur Spirit FPSO debt facility by $100 million syndicated by a bank group in November 2012.

As indicated above, the Company had total capital expenditure commitments pertaining to its portion of acquisitions, newbuildings and conversions of approximately $1.1 billion remaining as at September 30, 2012. The Company’s current pre-arranged financing of approximately $271 million mostly relates to its remaining 2012 capital expenditure commitments. The Company is in the process of obtaining additional debt financing to fund its remaining capital expenditure commitments relating to the four shuttle tanker newbuildings, which are scheduled to deliver in mid- to late-2013 and the Knarr FPSO newbuilding, which is scheduled to deliver in the first half of 2014.

Conference Call

The Company plans to host a conference call on November 8, 2012 at 11:00 a.m. (ET) to discuss its results for the third quarter of 2012. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 820-0231 or (416) 640-5926, if outside North America, and quoting conference ID code 7306074.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, November 15, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7306074.

- more -

About Teekay

Teekay Corporation is an operational leader and project developer in the marine midstream space. Through its general partnership interests in two master limited partnerships, Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO), its controlling ownership of Teekay Tankers Ltd. (NYSE:TNK), and its fleet of directly-owned vessels, Teekay is responsible for managing and operating consolidated assets of over $11 billion, comprised of approximately 150 liquefied gas, offshore, and conventional tanker assets. With offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Web site: www.teekay.com

- more -

TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF LOSS

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2012	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (1)	463,537	481,911	468,106	1,441,012	1,441,052

OPERATING EXPENSES
Voyage expenses (1)	29,674	39,176	39,595	107,487	136,610
Vessel operating expenses (1)(2)	182,581	172,356	172,372	522,138	508,666
Time-charter hire expense	27,386	31,491	47,433	102,856	163,877
Depreciation and amortization	112,756	115,068	107,746	342,438	318,018
General and administrative (1)(2)	49,630	50,777	48,801	153,780	170,292
Loss on sale of vessels and equipment / asset impairments	9,193	3,269	91,809	12,265	101,214
Goodwill impairment	—	—	36,652	—	36,652
Restructuring charges	3,919	1,525	69	5,444	5,490

	415,139	413,662	544,477	1,246,408	1,440,819

Income (loss) from vessel operations	48,398	68,249	(76,371)	194,604	233

OTHER ITEMS
Interest expense (1)	(41,652)	(42,707)	(33,649)	(126,659)	(99,959)
Interest income (1)	674	1,645	2,394	4,365	7,316
Realized and unrealized loss on derivative instruments (1)	(35,149)	(94,598)	(219,570)	(124,932)	(298,453)
Equity income (loss)(3)	30,179	5,291	(40,624)	53,114	(40,282)
Income tax (expense) recovery	(4,039)	1,849	(1,487)	1,378	(4,321)
Foreign exchange (loss) gain	(8,504)	17,835	26,230	(6,493)	(1,267)
Other (loss) income – net	(376)	89	766	2,056	1,820

Net loss	(10,469)	(42,347)	(342,311)	(2,567)	(434,913)
Less: Net (income) loss attributable to non-controlling interests	(9,792)	(4,927)	51,149	(63,902)	17,645

Net loss attributable to stockholders of Teekay Corporation	(20,261)	(47,274)	(291,162)	(66,469)	(417,268)

Loss per common share of Teekay
- Basic	($0.29)	($0.68)	($4.20)	($0.96)	($5.90)
- Diluted	($0.29)	($0.68)	($4.20)	($0.96)	($5.90)

Weighted-average number of common shares outstanding
- Basic	69,372,220	69,231,419	69,375,036	69,153,966	70,743,085
- Diluted	69,372,220	69,231,419	69,375,036	69,153,966	70,743,085

(1)	Realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of loss. The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

- more -

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2012	2012	2011	2012	2011
Realized (losses) gains relating to:
Interest rate swaps	(30,027)	(29,669)	(32,447)	(90,112)	(99,136)
Interest rate swap resets and terminations	—	—	(34,426)	—	(127,098)
Foreign currency forward contracts
Vessel operating expenses	(876)	243	4,065	604	8,618
General and administrative expenses	—	(96)	147	(96)	477
Bunkers, freight forward agreements (FFAs) and other	—	—	(6)	11,452	36

	(30,903)	(29,522)	(62,667)	(78,152)	(217,103)

Unrealized (losses) gains relating to:
Interest rate swaps	(8,036)	(58,425)	(142,697)	(49,326)	(74,170)
Foreign currency forward contracts	3,790	(6,651)	(14,324)	5,931	(7,076)
Bunkers, FFAs and other	—	—	118	(3,385)	(104)

	(4,246)	(65,076)	(156,903)	(46,780)	(81,350)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(35,149)	(94,598)	(219,570)	(124,932)	(298,453)

(2)	The Company has entered into foreign currency forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses and general and administrative expenses in the above Summary Consolidated Statements of Loss, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30	June 30	September 30	September 30	September 30
	2012	2012	2011	2012	2011
Vessel operating expenses	—	—	(168)	—	(519)
General and administrative	(168)	(306)	(145)	(492)	71

(3)	Equity income excluding the Company’s proportionate share of items identified in Appendix A of this release is detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2012	2012	2011	2012	2011
Equity income (loss)	30,179	5,291	(40,624)	53,114	(40,282)
Gain on sale of equity investment	(10,830)	—	—	(10,830)	—
Proportionate share of unrealized losses (gains) on derivative instruments	1,896	10,428	26,223	5,404	34,435
Impairment of equity investment	—	—	19,411	—	19,411
Other	269	557	—	826	—

Equity income adjusted for items in Appendix A	21,514	16,276	5,010	48,514	13,564

- more -

TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	586,901	665,737	692,127
Other current assets	623,335	557,506	495,357
Restricted cash – current	35,051	4,659	4,370
Restricted cash – long-term	496,309	526,705	495,784
Vessels held for sale	8,000	14,961	19,000
Vessels and equipment	7,152,048	7,197,259	7,360,454
Advances on newbuilding contracts/conversions	590,114	444,173	507,908
Derivative assets	177,485	167,701	165,269
Investment in equity accounted investees	453,143	436,486	252,637
Investment in direct financing leases	442,121	447,746	459,908
Investment in term loans	187,581	187,347	186,844
Other assets	200,141	209,774	184,438
Intangible assets	124,870	128,682	136,742
Goodwill	166,539	166,539	166,539

Total Assets	11,243,638	11,155,275	11,127,377

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	509,798	382,128	487,651
Current portion of long-term debt	826,630	798,828	448,579
Long-term debt	4,806,595	5,227,640	5,422,344
Long-term debt—variable interest entity(1)	230,394	230,450	220,497
Derivative liabilities	732,536	728,944	686,879
In process revenue contracts	254,615	272,733	308,640
Other long-term liabilities	219,203	219,493	220,986
Redeemable non-controlling interest	36,241	36,356	38,307
Equity:
Non-controlling interests	2,223,805	1,919,410	1,863,798
Stockholders of Teekay	1,403,821	1,339,293	1,429,696

Total Liabilities and Equity	11,243,638	11,155,275	11,127,377

(1)	For accounting purposes, the Voyageur Spirit is a variable interest entity (VIE), whereby Teekay is the primary beneficiary. As a result, the Company has consolidated the VIE as of December 1, 2011, even though the Company does not expect to acquire the Voyageur Spirit FPSO unit until December 2012.

- more -

TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended
	September 30
	2012	2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	262,545	48,356

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,026,902	1,225,710
Scheduled repayments of long-term debt	(212,877)	(184,624)
Prepayments of long-term debt	(1,055,135)	(430,860)
Increase in restricted cash	(31,421)	(5,306)
Repurchase of common stock	—	(118,036)
Net proceeds from public offerings of Teekay LNG	178,431	107,234
Net proceeds from public offerings of Teekay Offshore	252,051	19,877
Net proceeds from public offerings of Teekay Tankers	65,854	158,326
Equity contribution from joint venture partner	70,750	—
Cash dividends paid	(61,308)	(70,124)
Distribution from subsidiaries to non-controlling interests	(182,647)	(152,985)
Other	7,857	5,492

Net financing cash flow	58,457	554,704

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(413,970)	(561,378)
Proceeds from sale of vessels and equipment	226,201	33,355
Investment in term loans	—	(70,404)
Proceeds from sale of marketable securities	1,063	—
Loan to joint ventures and equity accounted investees	(94,097)	(4,092)
Investment in joint ventures	(163,482)	(25,281)
Direct financing lease payments received and other	18,057	20,395

Net investing cash flow	(426,228)	(607,405)

Decrease in cash and cash equivalents	(105,226)	(4,345)
Cash and cash equivalents, beginning of the period	692,127	779,748

Cash and cash equivalents, end of the period	586,901	775,403

- more -

TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET LOSS

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended September 30, 2012		Nine Months Ended September 30, 2012
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net loss – GAAP basis	(10,469)		(2,567)
Adjust for: Net income attributable to non-controlling interests	(9,792)		(63,902)

Net loss attributable to stockholders of Teekay	(20,261)	(0.29)	(66,469)	(0.96)
Add (subtract) specific items affecting net loss:
Unrealized losses from derivative instruments(2)	6,310	0.10	52,677	0.76
Foreign exchange loss(3)	7,825	0.11	4,089	0.06
Loss on sale of assets/asset impairments(4)	9,193	0.13	12,265	0.18
Restructuring charges(5)	3,919	0.06	5,444	0.08
Gain on sale of equity investment(6)	(10,830)	(0.16)	(10,830)	(0.16)
Realized gain upon settlement of embedded derivative	—	—	(11,452)	(0.17)
Non-recurring adjustments to tax accruals	—	—	(8,006)	(0.12)
Other(7)	269	—	(221)	—
Non-controlling interests’ share of items above	(16,394)	(0.24)	(35,300)	(0.51)

Total adjustments	292	—	8,666	0.12

Adjusted net loss attributable to stockholders of Teekay	(19,969)	(0.29)	(57,803)	(0.84)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Relates to impairment of one of the Company’s older shuttle tankers and disposal of another of the Company’s older shuttle tankers.
(5)	Restructuring charges relate to the reorganization of the Company’s marine operations.
(6)	Relates to the sale of the Company’s 40 percent interest in FPSO unit.
(7)	Other includes transaction and acquisition related costs associated with the sale of 13 conventional tankers from Teekay Parent to Teekay Tankers in June 2012 and the acquisition by Teekay LNG from a third party of the MALT LNG carriers in February 2012.

- more -

TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET LOSS

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended September 30, 2011		Nine Months Ended September 30, 2011
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net loss – GAAP basis	(342,311)		(434,913)
Adjust for: Net loss attributable to non-controlling interests	51,149		17,645

Net loss attributable to stockholders of Teekay	(291,162)	(4.20)	(417,268)	(5.90)
Add (subtract) specific items affecting net loss:
Unrealized losses from derivative instruments (2)	183,803	2.65	116,596	1.65
Foreign exchange (gain) loss (3)	(27,006)	(0.39)	1,936	0.03
Loss on sale of assets/asset impairments(4)	111,220	1.60	120,625	1.70
Goodwill impairment(5)	36,652	0.53	36,652	0.52
Upfront payments related to interest rate swap resets and interest rate swap termination	34,426	0.50	127,098	1.80
Restructuring charges(6)	69	—	5,490	0.08
Deferred income tax expense on unrealized foreign exchange gains	—	—	10,095	0.14
Adjustments to pension accruals and stock-based compensation(7)	—	—	18,102	0.25
Other—net(8)	—	—	(6,234)	(0.09)
Non-controlling interests’ share of items above	(88,570)	(1.27)	(117,785)	(1.66)

Total adjustments	250,594	3.62	312,576	4.42

Adjusted net loss attributable to stockholders of Teekay	(40,568)	(0.58)	(104,692)	(1.48)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. A substantial majority of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Relates to the write-down in the carrying value of certain smaller product tankers, certain older vessels and an investment in a joint venture.
(5)	Relates to impairment of goodwill of the Company’s conventional tanker segment.
(6)	Restructuring charges relate to crew changes, reflagging of certain vessels, and global staffing changes.
(7)	Relates to one-time pension retirement payment to the Company’s former President and Chief Executive Officer and accelerated timing of accounting recognition of stock-based compensation expense.
(8)	Relates to non-recurring adjustments to tax accruals.

- more -

TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT SEPTEMBER 30, 2012

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	205,753	91,931	26,298	262,919	—	586,901
Other current assets	134,672	19,327	19,843	449,493	—	623,335
Restricted cash (current & non-current)	—	527,670	—	3,690	—	531,360
Vessels held for sale	8,000	—	—	—	—	8,000
Vessels and equipment	2,400,466	1,960,756	1,266,594	1,524,232	—	7,152,048
Advances on newbuilding contracts	81,868	—	—	508,246	—	590,114
Derivative assets	8,957	167,638	—	890	—	177,485
Investment in equity accounted investees	—	388,722	3,224	68,197	(7,000)	453,143
Investment in direct financing leases	37,120	404,981	—	20	—	442,121
Investment in term loans	—	—	117,581	70,000	—	187,581
Other assets	29,412	37,668	13,487	119,574	—	200,141
Advances to affiliates	6,722	3,338	22,619	(32,679)	—	—
Equity investment in subsidiaries	—	—	—	581,123	(581,123)	—
Intangibles and goodwill	144,169	143,199	—	4,041	—	291,409

TOTAL ASSETS	3,057,139	3,745,230	1,469,646	3,559,746	(588,123)	11,243,638

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	86,625	46,019	19,023	358,131	—	509,798
Advances from affiliates	57,762	11,072	16,154	(84,988)	—	—
Current portion of long-term debt	121,509	253,791	25,246	426,084	—	826,630
Long-term debt	1,621,909	1,730,220	706,896	747,570	—	4,806,595
Long-term debt—variable interest entity	—	—	—	230,394	—	230,394
Derivative liabilities	306,998	328,930	37,365	59,243	—	732,536
In-process revenue contracts	117,250	—	—	137,365	—	254,615
Other long-term liabilities	27,065	105,147	4,578	82,413	—	219,203
Redeemable non-controlling interest	36,241	—	—	—	—	36,241
Equity:
Non-controlling interests (1)	42,711	32,434	—	199,713	1,948,947	2,223,805
Equity attributable to stockholders/unitholders of publicly-listed entities	639,069	1,237,617	660,384	1,403,821	(2,537,070)	1,403,821

TOTAL LIABILITIES AND EQUITY	3,057,139	3,745,230	1,469,646	3,559,746	(588,123)	11,243,638

NET DEBT (2)	1,537,665	1,364,410	705,844	1,137,439	—	4,745,358

(1)	Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.

- more -

TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
Revenues	227,956	98,723	46,084	129,140	(38,366)	463,537

Voyage expenses	24,225	860	2,172	2,786	(369)	29,674
Vessel operating expenses	70,767	21,992	23,529	66,293	—	182,581
Time-charter hire expense	14,910	—	804	49,014	(37,342)	27,386
Depreciation and amortization	47,768	24,570	17,896	22,522	—	112,756
General and administrative	19,195	6,254	3,327	21,509	(655)	49,630
Loss on sale of vessels and equipment/asset impairments	9,193	—	—	—	—	9,193
Restructuring charges	417	—	—	3,502	—	3,919

Total operating expenses	186,475	53,676	47,728	165,626	(38,366)	415,139

Income (loss) from vessel operations	41,481	45,047	(1,644)	(36,486)	—	48,398

Net interest expense	(11,889)	(13,564)	(2,939)	(12,586)	—	(40,978)
Realized and unrealized loss on derivative instruments	(13,458)	(9,945)	(4,252)	(7,494)	—	(35,149)
Income tax expense	(1,025)	(679)	—	(2,335)	—	(4,039)
Equity income	—	21,098	—	9,081	—	30,179
Equity in earnings of subsidiaries (1)	—	—	—	22,580	(22,580)	—
Foreign exchange loss	(715)	(6,248)	(126)	(1,415)	—	(8,504)
Other – net	(55)	374	(700)	5	—	(376)

Net income (loss)	14,339	36,083	(9,661)	(28,650)	(22,580)	(10,469)
Less: Net (income) loss attributable to non-controlling interests (2)	(572)	(3,022)	—	8,389	(14,587)	(9,792)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	13,767	33,061	(9,661)	(20,261)	(37,167)	(20,261)

CFVO—Consolidated (3)(4)	95,528	71,178	16,252	(29,170)	—	153,788
CFVO—Equity Investments(5)	—	40,550	—	(2,750)	—	37,800
CFVO—Total	95,528	111,728	16,252	(31,920)	—	191,588

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(3)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to Teekay Parent’s CFVO, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended September 30, 2012, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $38.0 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	Cash flow from vessel operations (CFVO) – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay		Consolidation
	Offshore	LNG	Tankers	Parent		Adjustments	Total
Revenues	723,705	294,293	151,936	396,435		(125,357)	1,441,012

Voyage expenses	98,506	1,445	3,601	4,884		(949)	107,487
Vessel operating expenses	211,854	62,627	65,600	182,057		—	522,138
Time-charter hire expense	41,496	—	3,109	183,255		(125,004)	102,856
Depreciation and amortization	147,382	73,876	53,934	67,246		—	342,438
General and administrative	58,020	19,876	11,139	57,183		7,562	153,780
Loss (gain) on sale of vessels and equipment/asset impairments	12,462	—	—	(197)		—	12,265
Restructuring charges	417	—	—	5,027		—	5,444

Total operating expenses	570,137	157,824	137,383	499,455		(118,391)	1,246,408

Income (loss) from vessel operations	153,568	136,469	14,553	(103,020)		(6,966)	194,604

Net interest expense	(36,821)	(38,215)	(17,133)	(30,125)		—	(122,294)
Realized and unrealized loss on derivative instruments	(57,536)	(43,993)	(9,226)	(14,177)		—	(124,932)
Income tax (expense) recovery	(564)	(549)	—	2,491		—	1,378
Equity income	—	49,232	—	3,882		—	53,114
Equity in earnings of subsidiaries (1)	—	—	—	61,372		(61,372)	—
Foreign exchange loss	(2,585)	(1,989)	(9)	(1,910)		—	(6,493)
Other – net	1,251	1,067	(1,797)	1,535		—	2,056

Net income (loss)	57,313	102,022	(13,612)	(79,952)		(68,338)	(2,567)
Less: Net (income) loss attributable to non-controlling interests (2)	(3,040)	(6,542)	—	13,483		(67,803)	(63,902)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	54,273	95,480	(13,612)	(66,469)		(136,141)	(66,469)

CFVO—Consolidated (3)(4)	307,424	214,844	48,480	(60,178)		(7,000)	503,570
CFVO—Equity Investments (5)	—	104,771	—	(4,816)		—	99,955
CFVO—Total	307,424	319,615	48,480	(64,994	)(4)	(7,000)	603,525

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(3)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to Teekay Parent’s CFVO, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the nine months ended September 30, 2012, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $116.5 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	Cash flow from vessel operations (CFVO) – Equity investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP measure.

- more -

TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to loss from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned Conventional Tankers	In-Chartered Conventional Tankers	FPSOs	Other (1)	Teekay Parent Total

Revenues	4,892	30,721	78,105	15,422	129,140
Voyage expenses	120	2,475	—	191	2,786
Vessel operating expenses	2,200	5,937	57,508	648	66,293
Time-charter hire expense	—	32,631	5,304	11,079	49,014
Depreciation and amortization	2,570	—	19,132	820	22,522
General and administrative	1,122	1,491	9,936	8,960	21,509
Restructuring charges	—	—	—	3,502	3,502

Total operating expenses	6,012	42,534	91,880	25,200	165,626

Loss from vessel operations	(1,120)	(11,813)	(13,775)	(9,778)	(36,486)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Loss from vessel operations	(1,120)	(11,813)	(13,775)	(9,778)	(36,486)
Depreciation and amortization	2,570	—	19,132	820	22,522
Amortization of in process revenue contracts and other	—	—	(14,208)	—	(14,208)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	26	—	82	—	108
Realized losses from the settlements of non-designated foreign exchange forward contracts	(1,095)	—	(11)	—	(1,106)

CASH FLOW FROM VESSEL OPERATIONS(2)	381	(11,813)	(8,780)	(8,958)	(29,170)

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore and interest income received from an investment in term loan.
(2)	Excludes CFVO from the Company’s proportionate share of CFVO generated by its equity-accounted vessels and other investments.

- more -

TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned Conventional Tankers	In-Chartered Conventional Tankers (1)	FPSOs	Other (2)	Teekay Parent Total
Revenues	20,802	101,484	229,015	45,134	396,435

Voyage expenses	638	4,399	—	(153)	4,884
Vessel operating expenses	7,006	14,802	157,951	2,298	182,057
Time-charter hire expense	—	134,383	15,917	32,955	183,255
Depreciation and amortization	8,640	—	57,786	820	67,246
General and administrative	2,578	5,471	28,864	20,270	57,183
Net gain on vessel sales	(197)	—	—	—	(197)
Restructuring charges	—	—	—	5,027	5,027

Total operating expenses	18,665	159,055	260,518	61,217	499,455

Income (loss) from vessel operations	2,137	(57,571)	(31,503)	(16,083)	(103,020)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	2,137	(57,571)	(31,503)	(16,083)	(103,020)
Depreciation and amortization	8,640	—	57,786	820	67,246
Net gain on vessel sales	(197)	—	—	—	(197)
Amortization of in process revenue contracts and other	(138)	(114)	(42,990)	—	(43,242)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	(61)	—	259	—	198
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	(1,469)	—	150	—	(1,319)
Dropdown predecessor cash flow (3)	20,155	—	—	—	20,155

CASH FLOW FROM VESSEL OPERATIONS(4)	29,068	(57,685)	(16,298)	(15,263)	(60,179)

(1)	Time-charter hire expense includes a one-time $14.7 million charter termination fee paid to Teekay Offshore.
(2)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore, interest income received from an investment in term loan and a one-time $7.0 million success fee payment received from Teekay LNG upon the acquisition of six LNG carriers in February 2012.
(3)	Includes cash flow from vessel operations (CFVO) relating to assets owned by Teekay Parent prior to their acquisition by Teekay Tankers as these results are included in the historical results for Teekay Parent.
(4)	Excludes CFVO from the Company’s proportionate share of CFVO generated by its equity-accounted vessels and other investments.

- more -

TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended September 30, 2012, June 30, 2012, March 31, 2012, December 31, 2011, and September 30, 2011. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended September 30, 2012 to the most directly comparable financial measure under GAAP, please refer to Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended June 30, 2012, March 31, 2012, December 31, 2011, and September 30, 2011, please see the Company’s website at www.teekay.com. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2012	2012	2012	2011	2011
Teekay Parent cash flow from vessel operations (1)
Owned Conventional Tankers	381	13,339	15,347	18,090	13,690
In-Chartered Conventional Tankers (2)	(11,813)	(28,138)	(17,734)	(34,957)	(30,966)
FPSOs	(8,780)	(3,205)	(4,313)	35,044	(5,501)
Other	(8,958)	(6,441)	136	(13,073)	(9,959)

Total	(29,170)	(24,445)	(6,564)	5,104	(32,736)
Daughter company distributions to Teekay Parent (3)
Common shares/units (4)
Teekay LNG Partners	17,016	17,016	17,016	15,881	15,881
Teekay Offshore Partners	11,461	11,461	11,461	11,181	11,181
Teekay Tankers Ltd. (5)	420	2,307	2,578	1,772	2,417

Total	28,897	30,784	31,055	28,834	29,479
General partner interest
Teekay LNG Partners	5,935	5,524	5,524	3,470	3,176
Teekay Offshore Partners	3,155	2,849	2,782	2,488	2,237

Total	9,090	8,373	8,306	5,958	5,413
Total Teekay Parent cash flow before interest and dry dock expenditures	8,817	14,712	32,797	39,896	2,156
Less:
Net interest expense (6)	(16,284)	(19,269)	(19,504)	(17,280)	(16,920)
Dry dock expenditures	—	(129)	(124)	(3,659)	(1,811)

TOTAL TEEKAY PARENT FREE CASH FLOW	(7,467)	(4,686)	13,169	18,957	(16,575)

(1)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels, adjustments for direct financing leases on a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. For further details for the quarter ended September 30, 2012, including a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to Appendix C to this release; for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure for the quarters ended June 30, 2012, March 31, 2012, December 31, 2011, and September 30, 2011, please refer to the Company’s website at www.teekay.com.
(2)	Includes a one-time charter termination fee of $14.7 million paid to Teekay Offshore during the three months ended June 30, 2012.
(3)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(4)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective company and period as follows:

- more -

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2012	2012	2012	2011	2011

Teekay LNG Partners
Distribution per common unit	$0.675	$0.675	$0.675	$0.630	$0.630
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,015,585	$17,015,585	$17,015,585	$15,881,213	$15,881,213
Teekay Offshore Partners
Distribution per common unit	$0.5125	$0.5125	$0.5125	$0.500	$0.500
Common units owned by Teekay Parent	22,362,814	22,362,814	22,362,814	22,362,814	22,362,814

Total distribution	$11,460,942	$11,460,942	$11,460,942	$11,181,407	$11,181,407
Teekay Tankers Ltd.
Dividend per share	$0.02	$0.11	$0.16	$0.11	$0.15
Shares owned by Teekay Parent (5)	20,976,530	20,976,530	16,112,244	16,112,244	16,112,244

Total dividend	$419,531	$2,307,418	$2,577,959	$1,772,347	$2,416,837

(5)	Includes Class A and Class B shareholdings.
(6)	Net interest expense includes realized gains and losses on interest rate swaps. For the three months ended June 30, 2012, net interest expense includes $6.3 million related to 13 conventional tankers prior to their sale to Teekay Tankers in June 2012. For the three months ended September 30, 2011, net interest expense excludes a realized loss of $34.4 million related to early termination of an interest rate swap agreement.

- more -

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the estimated cost and timing of delivery of FPSO and shuttle tanker newbuildings or conversions and the effect on the Company’s future operating results; the timing and certainty of the completion of repairs and field re-installation for the Petrojarl Banff FPSO; the estimated timing of commencement of new charter contracts upon delivery of FPSO and shuttle tanker newbuildings or conversions; the sale of the Voyageur Spirit FPSO from Sevan Marine to Teekay Parent and then to Teekay Offshore, including Teekay Parent’s estimated acquisition cost of the Voyageur Spirit from Sevan Marine, and the difference between Teekay Offshore’s purchase price and Teekay Parent’s acquisition cost from Sevan Marine; the timing and certainty of completing the Company’s new $330 million debt facility for the Voyageur Spirit; expected timing of redeliveries of vessels chartered-in by Teekay Parent; the potential redeployment of the Petrojarl I FPSO, including timing and certainty of commencing a new charter; timing and amount of cost savings related to the Company’s new ship management company, Teekay Marine Ltd., and the Company’s cost-savings initiatives, including reorganization of the Company’s shuttle tanker operations; and the Company’s future capital expenditure commitments and the debt financings that the Company expects to obtain for its remaining unfinanced capital expenditure commitments. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; changes affecting the offshore tanker market; shipyard production or vessel conversion delays and cost overruns; delays in commencement of operations of FPSO units at designated fields; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Company to complete vessel sale transactions to its public company subsidiaries or to third parties; factors impeding or preventing the Company from realizing expected savings from the reorganization of its conventional tanker and shuttle tanker operations; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- end -